June 10, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Inessa Kessman

Robert Littlepage

Re:	Cumulus Media Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-38108

Ladies and Gentlemen:

Cumulus Media Inc., a Delaware corporation (the “Company”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 27, 2024 (“Form 10-K”).

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or about June 14, 2024. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding these matters, please do not hesitate to contact me at 212-735-1712 or by email at Frank.Lopez-Balboa@cumulus.com.

Very truly yours,

/s/ Francisco J. Lopez-Balboa

Francisco J. Lopez-Balboa
Executive Vice President, Chief Financial Officer